

December 2, 2014

Via E-mail
Sergio Marchionne
Principal Executive Officer
Fiat Chrysler Automobiles N.V.
Fiat House
240 Bath Road
Slough SL 1 4DX
United Kingdom

> **Re:** **Fiat Chrysler Automobiles N.V.**
> **Amendment No. 2 Registration Statement on Form F-1**
> **Filed November 26, 2014**
> **File No. 333-199285**

Dear Mr. Marchionne:

We have reviewed your responses to the comments in our letter dated November 21, 2014 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Recent Developments, page 124

Capital Plan, page 125

1. We note from your response to our prior comment 6 that you revised your disclosure on page 125 and in Note 29 to the financial statements to disclose the planned accounting treatment for the mandatorily convertible securities. We also note from your response, that although the conversion rates at the time of maturity may result in a variable number of shares being issued, you believe that due to your option to early settle the securities at the maximum conversion rate (which you believe is a substantive option), the securities are appropriately classified as equity instruments. Please provide us more details as to why you believe this early settlement option is substantive and should be given more consideration than the obligation to issue a variable number of shares at the date of maturity. As part of your response, please explain to us the corporate objectives that would cause the company to seek early conversion of the securities and tell us if you expect the range between the minimum conversion rate and the maximum conversion rate to be wide, and if the current share price would equate to the delivery of a number of shares that is close to the minimum. As noted in the IFRIC deliberations, this factor may indicate that the early settlement option is not substantive. Also, as indicated in your response, please revise Note 29 to disclose how you will determine the value of the various components of the mandatorily convertible securities. Your revised disclosures

should also indicate that the early settlement features on the coupon payments will be accounted for as a derivative at fair value and subsequently re-measured to fair value, with changes in fair value recognized in earnings.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP